UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Primo Water Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74165N105

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(310) 729-8588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,367,014
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,367,014
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,367,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.14%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		140,270
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

140,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. IX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		128,287
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

128,287
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,635,571
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,635,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,635,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.84%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,635,571
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,635,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,635,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.84%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,635,571
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,635,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,635,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.84%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,635,571
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,635,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,635,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.84%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,635,571
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,635,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,635,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.84%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 74165N105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”).

Item 3.	Source and Amount of Funds or Other Consideration.

 Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, and Legion Partners Special IX were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,367,014 Shares owned directly by Legion Partners I is approximately $29,264,239, including brokerage commissions. The aggregate purchase price of the 140,270 Shares owned directly by Legion Partners II is approximately $1,788,810, including brokerage commissions. The aggregate purchase price of the 128,287 Shares owned directly by Legion Partners Special IX is approximately $1,721,199, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

 Item 5 is hereby amended and restated in its entirety as follows:

(a)       The percentage of Shares reported owned by each person named herein is based upon 38,535,113 Shares outstanding as of November 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

A.	Legion Partners I
(a)	As of the close of business on November 23, 2018, Legion Partners I beneficially owned 2,367,014 Shares.

Percentage: Approximately 6.14%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,367,014
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,367,014

(c)	The transactions in the Shares by Legion Partners I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 74165N105

B.	Legion Partners II
(a)	As of the close of business on November 23, 2018, Legion Partners II beneficially owned 140,270 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 140,270
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 140,270

(c)	The transactions in the Shares by Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special IX
(a)	As of the close of business on November 23, 2018, Legion Partners Special IX beneficially owned 128,287 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 128,287
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 128,287

(c)	The transactions in the Shares by Legion Partners IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,367,014 Shares owned by Legion Partners I, (ii) 140,270 Shares owned by Legion Partners II, and (iii) 128,287 Shares owned by Legion Partners Special IX.

Percentage: Approximately 6.84%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,635,571
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,635,571

(c)	Legion Partners, LLC has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP NO. 74165N105

E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,367,014 Shares owned by Legion Partners I, (ii) 140,270 Shares owned by Legion Partners II, and (iii) 128,287 Shares owned by Legion Partners Special IX.

Percentage: Approximately 6.84%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,635,571
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,635,571

(c)	Legion Partners Asset Management has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 2,367,014 Shares owned by Legion Partners I, (ii) 140,270 Shares owned by Legion Partners II, and (iii) 128,287 Shares owned by Legion Partners Special IX.

Percentage: Approximately 6.84%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,635,571
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,635,571

(c)	Legion Partners Holdings has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,367,014 Shares owned by Legion Partners I, (ii) 140,270 Shares owned by Legion Partners II, and (iii) 128,287 Shares owned by Legion Partners Special IX.

Percentage: Approximately 6.84%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,635,571
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,635,571

14

CUSIP NO. 74165N105

(c)	None of Messrs. Kiper or White has entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

 The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On November 23, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Legion Partners I has sold short in over the counter market American-style put options referencing 53,400 Shares, which have an exercise price of $15.00 per Share and expire on January 18, 2019, as further detailed in Schedule A hereto, which is incorporated by reference.

Legion Partners II has sold short in over the counter market American-style put options referencing 3,000 Shares, which have an exercise price of $15.00 per Share and expire on January 18, 2019, as further detailed in Schedule A hereto, which is incorporated by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

 Item 7 is hereby amended and restated in its entirety as follows:

99.1	Group Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners Special Opportunities, L.P. IX, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper, and Raymond White, dated November 23, 2018.

16

CUSIP NO. 74165N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. IX

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

17

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

18

CUSIP NO. 74165N105

SCHEDULE A

Purchases in the Shares in the last 60 days

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price ($)

Legion Partners, L.P. I

Purchase of Common Stock	11/07/2018	165,620	13.9813
Purchase of Common Stock	11/07/2018	117,354	13.9947
Short Sale of Jan 2019 Put Options ($15)[1]	11/07/2018	(534)	1.2326
Purchase of Common Stock	11/14/2018	34,658	14.2342
Purchase of Common Stock	11/14/2018	27,635	14.2304
Purchase of Common Stock	11/19/2018	20,960	14.2723
Purchase of Common Stock	11/20/2018	37,224	14.2195
Purchase of Common Stock	11/20/2018	47,320	14.1901

Legion Partners, L.P. II

Purchase of Common Stock	11/06/2018	1	14.0000
Purchase of Common Stock	11/07/2018	106	14.0000
Purchase of Common Stock	11/07/2018	45,380	13.9813
Purchase of Common Stock	11/07/2018	6,646	13.9947
Short Sale of Jan 2019 Put Options ($15)[1]	11/07/2018	(30)	1.2326
Purchase of Common Stock	11/14/2018	1,963	14.2342
Purchase of Common Stock	11/14/2018	1,565	14.2304
Purchase of Common Stock	11/19/2018	1,187	14.2723
Purchase of Common Stock	11/20/2018	2,108	14.2195
Purchase of Common Stock	11/20/2018	2,680	14.1901

Legion Partners SPECIAL OPPORTUNITIES, L.P. IX

Purchase of Common Stock	11/20/2018	27,517	14.2195
Purchase of Common Stock	11/21/2018	1,200	14.2683

____________________

1 Represents American-style put options sold short in the over-the-counter market with an expiration date of January 18, 2019.

21

CUSIP NO. 74165N105

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Common Stock, $0.001 par value per share, of Primo Water Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 23, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. IX

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

22

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White